EXHIBIT 99.3

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2025

ADVENT INTERNATIONAL, L.P.

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name:	Neil Crawford
Title:	Vice President of Finance

Dated: November 12, 2025

ADVENT INTERNATIONAL GP, LLC

/s/ Neil Crawford

Name:	Neil Crawford
Title:	Vice President of Finance

Dated: November 12, 2025

ADVENT INTERNATIONAL GPE VIII, LLC

By: ADVENT INTERNATIONAL, L.P., MANAGER
By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name:	Neil Crawford
Title:	Vice President of Finance

Dated: November 12, 2025

CYPRESS INVESTOR HOLDINGS, L.P.

By: CYPRESS INVESTMENT GP, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL, L.P., MANAGER
By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name:	Neil Crawford
Title:	Vice President of Finance

Dated: November 12, 2025

ADVENT INTERNATIONAL VIII-C LIMITED PARTNERSHIP

By: GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio
_____
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL, L.P., MANAGER
By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
_____
Name: Neil Crawford
Title: Vice President of Finance

Dated: November 12, 2025

GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP

By: GPE VIII GP LIMITED PARTNERSHIP, GENERAL PARTNER
By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER
By: ADVENT INTERNATIONAL, L.P., MANAGER
By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
_____
Name: Neil Crawford
Title: Vice President of Finance

Dated: November 12, 2025

CYPRESS INVESTMENT GP, LLC

By: ADVENT INTERNATIONAL, L.P., MANAGING MEMBER
By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
_____
Name: Neil Crawford
Title: Vice President of Finance

Dated: November 12, 2025

GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio
_____
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL, L.P., MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name:	Neil Crawford
Title:	Vice President of Finance

Dated: November 12, 2025

GPE VIII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VIII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL, L.P., MANAGER
By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name:	Neil Crawford
Title:	Vice President of Finance